DISTRIBUTION AND OPTION FOR MANUFACTURING AGREEMENT

This Distribution and Option for Manufacturing Agreement (the "Agreement") is entered into as of this 7th day of January, 2003 the "Effective Date") by Resin Systems Inc., an Alberta corporation ("RSI") and Harwell Hesco Electrical Supply Ltd., an Ontario corporation ("Harwell").

WHEREAS RSI has obtained from an arm's length third party all rights in certain technology necessary to manufacture, market and sell certain composite poles consisting of a proprietary process technology and RSI's own chemical resin technology (the "Product");

AND WHEREAS Harwell wishes to be appointed as RSI's exclusive distributor of the Product in the Province of Ontario, and the non-exclusive distributor of the Product in the Provinces of Quebec, New Brunswick, Nova Scotia, Newfoundland and Prince Edward Island;

AND WHEREAS RSI wishes to grant Harwell an option to manufacture the Product in the Province of Ontario;

AND WHEREAS Harwell wishes to invest $1,000,000 in RSI in exchange for certain securities of RSI pursuant to a subscription agreement to be entered into simultaneously with this Agreement;

AND WHEREAS, the parties intend to enter into a definitive agreement in the future containing all terms governing the relationship (the "Definitive Agreement"). The parties wish to enter into this preliminary binding Agreement in order to set forth their mutual understanding of the substantive terms to be included in the Definitive Agreement.

NOW THEREFORE in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DISTRIBUTORSHIP

1.1 Grant of Distribution Rights

RSI hereby appoints Harwell, and Harwell hereby accepts the appointment, as RSI's exclusive distributor of the Product in the Province of Ontario and as RSI's non-exclusive distributor in the Provinces of Quebec, New Brunswick, Nova Scotia and Prince Edward Island (the provinces identified herein to be collectively referred to as the "Territory") during the Term (as hereinafter defined);

1.2 Delivery of Product

RSI shall arrange for the delivery of the Product to Harwell or, if mutually agreed upon, to its customers in the Territory, and RSI shall bear all expenses associated with such delivery. Until the physical arrival of the Product at the agreed destination in the Territory, the Product shall at all times be at the risk of RSI and RSI shall insure against all risk of physical loss or damage to the Product while in transit.

1.3 Title to Product

RSI retains all right, title and interest in and to the Product until such times as title passes to Harwell's customer pursuant to Section 1.4 of this Agreement. Until such times, Harwell agrees not to assign or otherwise transfer possession of the Product, and to keep the Product free from all encumbrances.

1.4   Revenue Share

Revenues generated by the sale of the Product by Harwell shall be shared between RSI and Harwell by:

(i)   taking the entire amount to be paid by Harwell's customer for the order as negotiated by Harwell and the customer, subject to approval by RSI (the "Purchase Price");

(ii)   subtracting from the Purchase Price the "Cost of Manufacturing" the Product by RSI; "Cost of Manufacturing" shall be defined as the aggregate cost to RSI of the raw materials and other component parts comprising, or consumed in the course of production of, the Product and all costs of manufacturing, assembling, inspecting, warehousing, packaging and shipping the Product. The Cost of Manufacturing shall also include utility costs incurred, and all salary and benefit costs related to any employee employed, exclusively in the production of the Product; all such costs to be calculated according to generally accepted accounting principles ("GAAP") in Canada; then

(iii)   splitting the remaining balance equally between RSI and Harwell. Both parties shall be responsible for all costs associated with their respective business operations, including sales, marketing, after-sales service, and costs not directly related to the Cost of Manufacturing the Product. Title to the Product shall transfer to the customer upon payment in full to Harwell, whereupon, Harwell shall hold RSI's portion of the purchase price, as well as the Cost of Manufacturing the Product, in trust for RSI.

1.5   Term

The term ("Term") of this Agreement shall commence on the Effective Date and shall continue for a period of two (2) years from the date that the parties reasonably determine that RSI is capable of producing commercial volumes of the Product. Prior to the expiration of the Term, the parties agree to negotiate in good faith an extension of the Term, including exclusivity in certain territories, based on Harwell meeting reasonable revenue milestones to be determined by mutual agreement of the parties and included in the Definitive Agreement. Notwithstanding the above, this Agreement may be terminated by either party at any time if:

(i)   the other party is in default in any material respect in the performance of any of its obligations under this Agreement or otherwise commits any material breach of this Agreement, and such default continues after 30 days written notice from the non-defaulting party to the defaulting party stating the particulars of such default; or

(ii)   bankruptcy or insolvency proceedings are instituted by or against the other party, or the other party is adjudicated a bankrupt, becomes insolvent, makes an assignment for the benefit of creditors or proposes or makes any arrangements for the liquidation of its debts, or a receiver or manager is appointed with respect to all or any part of the assets of the other party.

1.6 RSI Warranties

(a) RSI warrants that it has full power and authority to execute and perform its obligations under this Agreement, including entering into a Definitive Agreement as contemplated herein.

(b) RSI warrants that all Product manufactured by RSI shall be of merchantable quality at the time when it is delivered so that it passes in trade without objection, and in particular, all Product shall:

    (i) be properly manufactured in a good and workmanlike manner;

    (ii) be fit for all uses and purposes to which Product of that type is normally put; and

    (iii) conform to all specifications and descriptions for a period of time representing a reasonable warranty period for similar products used under similar conditions, or as mutually agreed upon by RSI and Harwell in the Definitive Agreement (the "Warranty Period"):

(c) If any Product fails during normal usage during the Warranty Period, RSI shall repair or replace the defective unit of Product, such repair or replacement to be made without charge, and all liability of RSI under this warranty shall be limited to that repair or replacement.

(d) The warranties offered in this Section 1.6 (unless and until superceded by the Definitive Agreement) shall be the sole warranties available to Harwell and/or its customers.

1.7 Harwell Warranty

Harwell has full power and authority to execute and perform its obligations under this Agreement, including entering into the Definitive Agreement as contemplated herein.

1.8 Indemnification by RSI

RSI shall defend, indemnify and hold Harwell harmless from any and all damages, liabilities, costs and expenses (including, but not limited to, reasonable legal fees) incurred by Harwell as a result of any action for infringement of any intellectual property rights of any third party with respect to the Product. RSI shall have no obligation to indemnify or hold Harwell harmless with respect to any claim of infringement of intellectual property arising out of either (i) the combination or incorporation of the Product with any other product, end item, or sub-assembly; or (ii) use or incorporation into the Product of any design, technique or specification furnished by Harwell, if the infringement would not have occurred but for such combination, incorporation or use.

1.9 Indemnification by Harwell

Harwell shall defend, indemnify and hold RSI harmless from any and all damages, liabilities, costs and expenses (including, but not limited to, reasonable legal fees) incurred by RSI a result of any misrepresentation made by Harwell, or any of its employees, agents or contractors with respect to the quality or performance of the Product, or any warranties offered by Harwell that are inconsistent with the sole warranties provided by RSI in Section 6.1 herein, including the Warranty Period.

ARTICLE 2
OPTION TO BE APPOINTED EXCLUSIVE MANUFACTURER OF THE PRODUCT

2.1   Grant of Option

RSI hereby grants Harwell an option, exercisable at any time during the Term, to become RSI's exclusive agent entitled to manufacture and supply the Product to authorized distributors within the Territory, upon the terms of this Article 2 (the "Option"). Harwell will be responsible for all costs associated with setting up a manufacturing facility in the Territory pursuant to the Option.

2.2   Costs of Manufacturing

Harwell agrees that, in the event it exercises its option pursuant to Section 2.1 above, it shall use the revenue sharing formula set forth in Section 1.4 including the Cost of Manufacturing formula. Notwithstanding, in the event that the Cost of Manufacturing the Product by Harwell exceeds a margin of fifteen per cent (15%) beyond the average Cost of Manufacturing the Product by RSI up to that point, the parties agree that RSI shall have the option to resume manufacturing and supplying the Product to Harwell's customers in the Territory as if the Option have never been exercised.

ARTICLE 3
BINDING EFFECT AND FORM OF DEFINITIVE AGREEMENT

3.1   Binding Effect

The parties agree that the terms of this Agreement shall be legally binding until such time as it is superseded by the Definitive Agreement.

3.2   Form of Definitive Agreement

The parties agree that they shall each use good faith and reasonable commercial efforts to negotiate any additional terms to be included in the Definitive Agreement. In the event that the parties are unable to agree to the balance of the terms of the Definitive Agreement, the terms of this Agreement shall continue to govern the relationship between the parties until mutually agreed otherwise or until terminated as provided for herein.

ARTICLE 4
MISCELLANEOUS

4.1   Confidentiality

During the term of this Agreement, or in contemplation thereof, both parties may each have access or be exposed to information about the other party's business or activities that is proprietary or confidential, that may include business, financial, technical, marketing, and other data pertaining to the other party. Each party shall maintain the confidentiality of all such information and shall only make such information available to its employees, agents or contractors on a need to know basis. Information that shall not be included as confidential shall include information that: was known by one party prior to its receipt from the other, is or becomes public knowledge without the fault of the recipient, or is rightfully received by the recipient from a source other than a party to this Agreement.

4.2 Notices

Any notices hereunder shall be deemed to have been duly given or served if delivered in person, by prepaid messenger service or by recognized delivery service, or mailed by first class mail, postage prepaid, certified or registered with return receipt requested, or sent by facsimile as follows:

(a) if to RSI:

Mr. Greg Pendura
14604 – 115A Avenue
Edmonton, Alberta

Fax: (780) 452-8755
Email: greg@resinsystemsinc.com

with a copy to:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: James G. Colvin
Fax: (403) 260-0337
Email: jgc@bdplaw.com

(b) if to Harwell:

Harwell Hesco Electrical Supply Ltd.
41 Ossington Avenue
Toronto, Ontario
M6J 2Z1

Fax: (416) 534-4791
Email: Laurence@harwellhesco.com

with a copy to:

Thompson MacColl & Stacy
5-1020 Matheson Blvd., E.
Mississauga, Ontario
L4W 4J9

Attention: Charles R. MacColl
Fax: (905) 238-3313
Email: emaccoll@tmslaw.com

4.3 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada. Disputes hereunder shall be resolved in the provincial and federal courts of

the Province of Alberta. Each of the parties to this Agreement hereby submits to the jurisdiction of the provincial and federal courts in the Province of Alberta.

4.4 Assignment; Successors

Neither this Agreement nor the rights of the parties hereto shall be assigned by either party hereto without the prior written consent of the other party, such consent not to be unreasonably withheld. This Agreement will be binding upon and enure to the benefit of the legal representatives, successors and permitted assigns of each of the parties.

4.5 Entire Agreement

This Agreement represents the entire agreement between the parties regarding the subject matter hereof, and supersedes all prior written or oral understandings or agreements between the parties.

4.6 Amendments

No amendment or modification of this Agreement shall be deemed effective unless and until executed in writing by the parties hereto.

4.7 Waivers

No term or condition of this Agreement shall be deemed to have been waived nor shall there be any estoppel to enforce any provision of this Agreement except by written instrument of the party charged with such waiver or estoppel.

4.8 Currency

Unless otherwise indicated, any references herein to currency shall refer to Canadian dollars.

4.9 Severability

All agreements and covenants contained herein are severable and, in the event that any of them shall be held to be invalid by any competent court, this Agreement shall be interpreted as if such invalid agreements or covenants were not contained herein.

4.10 Headings

Section headings herein are used for convenience only and shall not otherwise affect the provisions of this Agreement.

4.11   **Counterparts**

This Agreement may be executed in two counterparts, each of which shall be deemed an original, but both of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement as of the Effective Date.

RESIN SYSTEMS INC.

Per: _____

      Name:

      Title:

HARWELL HESCO ELECTRICAL SUPPLY LTD.

Per: _____

      Name:

      Title: